Form 51-102F3
Material Change Report

Item 1

Name and Address of Company

Emgold Mining Corporation
1400 - 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2.

Date of Material Change

December 6, 2006.

Item 3.

News Release

Press releases were issued on December 8, 2006, and December 15, 2006.

Item 4.

Summary of Material Change

See attached press releases.

Item 5.

Full Description of Material Change

See attached press release.

Item 6.

Reliance on Section 7.1(2) or (3) of NI 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officers

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary & CFO
1400 – 570 Granville Street
Vancouver, BC  V6C 3P1

Telephone:  (604) 687-4622

Item 9.

Date of Report

December 15, 2006.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

NOT FOR DISTRIBUTION TO U.S. WIRE SERVICES OR DISSEMINATION IN THE U.S.

December 8, 2006

TSX Venture Exchange:   EMR

OTC Bulletin Board:   EGMCF

U.S. 20-F Registration:   000-51411

Frankfurt Stock Exchange:   EML

EMGOLD CLOSES PRIVATE PLACEMENT

Emgold Mining Corporation (EMR - TSX Venture) (the “Company” or “Emgold”) announces that it has now closed its previously announced private placement financing.  Emgold reduced the size of the previously announced financing following the decision to reorganize the Company into two separate entities.  The total net funds raised is $3.87 million, including $3.02 million non-flow-through and $850,000 in flow-through.

The Company issued 13,024,105 units comprising one common share and one share purchase warrant exercisable for 24 months to acquire an additional share at $0.40 and 2,238,000 units comprising one flow-through common share and one-half of one non-flow-through share purchase warrants exercisable for 24 months to acquire one additional share at $0.50.

The Company issued an aggregate of 1,247,368 compensation options and paid an aggregate of approximately $345,000 in fees to the agent and certain finders in connection with the transaction.

All securities issued or issuable in connection with the Offering will be subject to a hold period and may not be traded for four months plus one day from the date of closing.

The non-flow-through proceeds of the Offering will be used to advance permitting on the Company’s Idaho-Maryland gold project and for working capital.  The flow-through proceeds will be used to advance the Company’s exploration properties located in British Columbia.

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.

EMGOLD MINING CORPORATION

Suite 1400 – 570 Granville Street

Vancouver, B.C.  V6C 3P1

www.emgold.com

December 15, 2006

TSX Venture Exchange:   EMR

OTC Bulletin Board:   EGMCF

U.S. 20-F Registration:   000-51411

Frankfurt Stock Exchange:   EML

Emgold Announces Closing of Second and Final Tranche of $4.57 Million Financing

Emgold Mining Corporation (EMR - TSX Venture) (the “Company” or “Emgold”) is pleased to announce the closing of a second tranche of its previously announced (see news release December 5, 2006) Private Placement.  With this announcement the Private Placement has been closed with the successful raising of $4.57 million dollars in gross amount.

In this Private Placement the Company issued a total of 14,344,105 units at $0.26 per unit, each unit comprising one common share and one share purchase warrant exercisable for 24 months to acquire an additional share at $0.40, and 2,238,000 flow through units at $0.38 per unit, each flow through unit comprising one flow-through common share and one-half of one non-flow-through share purchase warrant exercisable for 24 months to acquire one additional share at $0.50.

1,326,568 compensation options were issued and approximately $370,000 in fees were paid to the agent and certain finders in connection with the transaction.

On behalf of the Board of Directors,

William J. (Bill) Witte, P.Eng.

President and Chief Executive Officer

For further information please contact:
Michael O’Connor, Manager, Investor Relations
Tel:  (604) 687-4622  Fax:  (604) 687-4212
Email: info@emgold.com

No regulatory authority has approved or disapproved the information contained in this news release.